September 4, 2018

Jeffrey N. Simmons
President and Chief Executive Officer
Elanco Animal Health Inc.
2500 Innovation Way
Greenfield, Indiana 46140

       Re: Elanco Animal Health Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 28, 2018
           File No. 333-226536

Dear Mr. Simmons:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed August 28, 2018

Unaudited Pro Forma Condensed Combined Financial Statements, page 63

1. Please revise footnote (d) on page 69 to disclose that the pro forma adjustment of net parent company investment balance also represents the distribution of the net proceeds from borrowings under the Term Facility to Lilly, consistent with your disclosure on page
       55.
2. You disclose on page 63 that you plan to effect a stock split of your outstanding common stock immediately prior to the closing of the offering. Please clarify in footnote (g) on page 69 how many shares were considered issued and outstanding prior to the planned stock split.
 Jeffrey N. Simmons
Elanco Animal Health Inc.
September 4, 2018
Page 2

       You may contact SiSi Cheng at 202-551-5004 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameJeffrey N. Simmons
                                                          Division of
Corporation Finance
Comapany NameElanco Animal Health Inc.
                                                          Office of Healthcare
& Insurance
September 4, 2018 Page 2
cc:       Corey R. Chivers - Weil, Gotshal & Manges LLP
FirstName LastName